Microsemi Corporation

2381 Morse Avenue

Irvine, California 92614

(949) 221-7100

May 20, 2010

Mr. Jay Webb

Reviewing Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.,

Mail Stop 3030

Washington, D.C. 20549

Re:	Microsemi Corporation (“Registrant” or “Company”)

Form 10-K for the Fiscal Year Ended September 27, 2009

Filed November 24, 2009

File No. 000-08866

Dear Mr. Webb:

Microsemi Corporation, a Delaware corporation provides these responses, numbered to correspond with the Staff’s comments dated April 22, 2010, for which we thank you. Set forth below is the Registrant’s response to the Staff’s comments.

Form 10-K for the year ended September 27, 2009

Compensation Discussion and Analysis, page 16

1.	Your response to our prior comment 4 that in setting base salary the committee’s “determinations are inherently subjective” is unclear. Please confirm, if true, that your disclosure in future filings will clearly state that these decisions are based on the committee’s subjective determination and you will not imply that objective factors, such as financial performance, are used.

In future filings, we will clarify that the Compensation Committee’s decisions as to executives’ base salaries are subjective determinations. To help ensure appropriate disclosure, future filings will also note the material information and types of information taken into consideration by the Compensation Committee in making its subjective determinations. As we noted in our prior response, the Compensation Committee’s assessment of the executives’ past performance and expected future contributions is inherently subjective. The Compensation Committee does not make its assessment of the executives’ performance, however, without taking into account a whole range of factors, which also include the performance of the Company as a whole. The Committee’s assessment of the Company’s performance may include the Compensation Committee’s subjective assessment of that performance and the named executive officers’ contributions to that performance. We note that named executive officers’ base salary levels were not changed in fiscal 2009.

2.	We note your response to our prior comment 7. However, with greater detail, please expand your analysis and describe the authority upon which you rely for your statement that this is “not a matter for which disclosure is required in Compensation Discussion and Analysis.” For example, with regard to Mr. Peterson’s agreement to forego any cash bonus award for fiscal 2009, please tell us why you have not described the factors considered in the decision to decrease compensation. See Item 402(b)(2)(ix) of Regulation S-K. Further, please tell us where you intend to disclose the fact that the matters referenced in the January 29, 2009 Form 8-K were not a factor in the decisions of the compensation committee in granting Mr. Peterson any other forms of compensation or why you believe such disclosure is not required. Please provide any authority you rely on for your conclusions.

Item 402(b) requires that the Compensation Discussion and Analysis discuss “the compensation awarded to, earned by, or paid to the named executive officers.” We respectfully reiterate our view that the agreement reached with Mr. Peterson in January 2009, as referenced in the January 29, 2009 Form 8-K, was inherently not a compensatory agreement in that it did not provide or award any compensation to Mr. Peterson and did not impact any compensation that had been earned by Mr. Peterson and, accordingly, is not in our view within the scope of Item 402(b) of Regulation S-K.

As described in the 8-K, there were three components to these penalties: (1) a payment of $100,000 by Mr. Peterson to the Company; (2) Mr. Peterson’s agreement to forego his potential for a bonus for fiscal 2009; and (3) a one-year extension of each vesting date of Mr. Peterson’s then-outstanding and unvested restricted stock awards. We believe that none of these three components should be construed as compensation awarded to, earned by or paid to Mr. Peterson. Based on our discussions with the Board of Directors and the Compensation Committee, our analysis concluded that the $100,000 penalty paid by Mr. Peterson was not compensation to him for fiscal 2009 (as it was a payment by Mr. Peterson to the Company) and, after discussion with the Board of Directors and the Compensation Committee, it did not in any way affect the compensation awarded to, earned by or paid by the Company to Mr. Peterson. Each of the other two penalties impacted and adversely affected his compensation, but, after discussions with the Board of Directors and the Compensation Committee, we do not believe that either of these penalties should be viewed as compensation awarded to, earned by or paid to Mr. Peterson.

As noted in our prior response, the matters referenced in the January 29, 2009 Form 8-K were not a factor in the decisions of the Compensation Committee in granting Mr. Peterson any other forms of compensation. As the agreement with Mr. Peterson was made in January 2009 following discussions among Mr. Peterson, the Governance and Nominating Committee and the Board of Directors, and the Compensation Committee did not finalize bonuses until after the fiscal year ended in September 2009, his agreement early in fiscal 2009 to forego any potential fiscal 2009 bonus precluded the need for the Compensation Committee to discuss or make any determination as to a bonus for Mr. Peterson. As such, the Compensation Committee did not make any determination as to the amount that might have been awarded to Mr. Peterson. Similarly, there was no analysis of any potential financial impact that this could have on Mr. Peterson. In light of these facts and the fact that the Company’s bonuses for fiscal 2009 for its executive officers were substantially lower than in recent fiscal years, we would consider an analysis of the bonus Mr. Peterson would have received to be highly speculative. Furthermore, after discussions with the Board of Directors and the Compensation Committee, Mr. Peterson’s agreement to forego any potential fiscal 2009 bonus was not in any way considered in the Company’s compensation process as to any other item of Mr. Peterson’s compensation. Mr. Peterson simply agreed that he would not be considered for a bonus for fiscal 2009 and that agreement was disclosed in the Compensation Discussion and Analysis.

In making its decisions as to Mr. Peterson’s base salary and equity awards for fiscal 2009, the Compensation Committee did not take into account the penalties imposed under the January 2009 agreement. We do not believe there is any requirement to disclose that the matters referenced in the Form 8-K were not a factor in the committee’s decision-making processes. Item 402(b)(2)(ix) of Regulation S-K requires disclosure of the factors considered in decisions to increase or decrease compensation materially. We are not aware of any requirement to disclose factors that were not considered by the Compensation Committee. By expressly stating in the Compensation Discussion and Analysis that Mr. Peterson had agreed to forego his cash bonus award for fiscal 2009 and making specific reference to the January 29, 2009 Form 8-K, we believe we have provided the information that is material to our investors and stockholders to have an understanding of our compensation policies and decisions.

3.	We note you state in your response to comment 7 that the penalties were the result of a “negotiated” agreement between the Board and Mr. Peterson. Please reconcile that with the implication from your Form 8-K that these penalties were a unilateral decision by the Board of Directors when you state the board “impos[ed] appropriate financial penalties” and “the Board has assessed significant financial penalties.” If instead of being an imposed or assessed penalty, this was a negotiated agreement, you should clearly disclose that fact.

We respectfully submit that we do not believe there is any inconsistency between the statements in the January 29, 2009 Form 8-K that the Board imposed financial penalties on Mr. Peterson and the statements in the proxy that Mr. Peterson agreed to those penalties. Under applicable law as well as the applicable contract provisions, the Board could not unilaterally require Mr. Peterson to pay a penalty or amend his restricted stock awards to extend the vesting dates. His agreement was required in order for the penalties described in the Form 8-K to be imposed. The Board made a determination as to the appropriate penalties to be imposed after extensive consultation with the Governing and Nominating Committee of the Board. The Board then presented its determination to Mr. Peterson and Mr. Peterson agreed to the penalties. Mr. Peterson’s agreement that he would not receive a bonus for fiscal 2009 and that the vesting dates of his restricted stock awards would be extended is expressly disclosed in the proxy statement.

4.	Our prior comment 8 sought your analysis and calculations of how the extending of the vesting dates affected Mr. Peterson’s compensation. We reissue that comment. Please describe the mechanics of how you extended these vesting dates and how this affected Mr. Peterson’s compensation.

As stated in our prior response to comment 8, the new vesting dates for Mr. Peterson’s unvested restricted stock awards are set forth in footnotes (5) and (6) to the Outstanding Equity Awards table in the proxy. The period during which Mr. Peterson bears the risk that his restricted shares might be forfeited on a termination of his employment was simply extended by one year for each vesting installment (for example, if the prior vesting date had been October 1, 2009, the new vesting date is October 1, 2010); there was no other specific analysis or calculation or other effect on compensation. The mechanics of this extension was simply that Mr. Peterson agreed to the amendment of the vesting schedule of these awards as set forth in those footnotes and the new vesting dates were entered into the Company’s stock plan records. Had the extended vesting dates affected the Compensation Committee’s determination of Mr. Peterson’s compensation, we would have included an appropriate discussion in the Compensation Discussion and Analysis of that effect. However, after discussion with the Board of Directors and the Compensation Committee, the extended vesting dates did not affect the determination of the compensation awarded to, earned by, or paid to Mr. Peterson. In the event that the vesting schedules of other outstanding equity awards held by named executive officers are similarly modified in the future, we will clarify in future filings the vesting dates as in effect before and after the modification and, to the extent such a change has an effect on the Company’s decisions as to other aspects of the named executive officer’s compensation, we will describe that effect in the applicable Compensation Discussion and Analysis.

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MICROSEMI CORPORATION

/s/ John W. Hohener
John W. Hohener
Executive Vice President,
Chief Financial Officer,
Treasurer and Secretary